UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2015

Commission File Number: 001-37368

ADAPTIMMUNE THERAPEUTICS PLC

(Translation of registrant’s name into English)

101 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☐

Other Events

On November 18, 2015, Adaptimmune Therapeutics plc (the “Company”) released an updated corporate presentation which is available on the investors section of the Company’s website. The updated corporate presentation materials are attached hereto as Exhibit 99.1 and are incorporated by reference herein.  On November 12, 2015, the Company issued a press release announcing that on November 18, 2015, James Noble, the Company’s Chief Executive Officer, will present at the Jefferies Autumn 2015 Global Healthcare Conference in London.  The press release is attached as Exhibit 99.2 hereto and the presentation materials are attached as Exhibit 99.3 hereto and both exhibits are incorporated by reference herein.  The information contained in Exhibits 99.1, 99.2 and 99.3 hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibits

99.1 Adaptimmune Therapeutics plc Presentation Materials dated November 2015

99.2 Press release dated November 12, 2015

99.3 Adaptimmune Therapeutics plc Presentation at Jefferies Autumn Global Healthcare Conference dated November 18, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adaptimmune Therapeutics plc

	By:	/s/ Margaret Henry
	Name:	Margaret Henry
	Title:	Corporate Secretary

Date: November 18, 2015

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